

August 3, 2011

Via E-Mail
Lawrence Chimerine
Chief Executive and Chief Financial Officer
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362

> **Re:** **First Transaction Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-27615**

Dear Mr. Chimerine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your cumulative financial statements from March 25, 1999 (inception) to December 31, 2010 do not appear to be audited by your current auditors, Colabella & Company, LLP. Please note that auditor association with your cumulative data is required on an annual basis as long as you are in the development stage as defined by FASB ASC 915. In this regard, please amend your filing to include a report from Colabella & Company, LLP, opining on the cumulative financial statements included in your Form 10-K.

Item 9A. Controls and Procedures, page 10

Management's Annual Report on Internal Control over Financial Reporting

2. We note your disclosure that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2009, and concluded that, as of December 31, 2010, your internal control over financial reporting was effective. Item 308(a)(3) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal control over financial reporting is an annual assessment as of the end of the registrant's most recent fiscal year. Please tell us if management performed an assessment on the effectiveness of its internal control over financial reporting as of December 31, 2010 and revise your disclosure accordingly.

Form 10-Q for the Quarterly period Ended March 31, 2011

Exhibits 31.1 and 31.2

3. It appears you are using an outdated version of the Section 302 certification that does not conform to the specific form and content required by Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include new certifications to conform to this Item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Raul Silvestre, Esq.
        Silvestre Law Group, P.C.
        Via E-Mail